Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Welcomes Pedro Pablo Permuy to its Board of Directors

Vancouver, BC – January 27, 2012: Petaquilla Minerals Ltd. (the “Company”) today announced that Mr. Pedro Pablo Permuy has been appointed to the Company’s Board of Directors.

Mr. Permuy is a director of Company subsidiary, Panamanian Development and Infrastructure Ltd. and a former director of Iberian Resources Corp., which was acquired by the Company in September 2011. He is Senior Vice President - Government Relations and Communications of the ABSi Corporation (“ABSi”). As a member of ABSi’s executive management team, he is responsible for all federal, state and local governmental relations, and public relations and communications programs and initiatives. He also manages business development efforts, laying the groundwork with renewable energy project sponsors, stakeholders, private and public partners and parties interested in deal and project development.

Prior to joining ABSi, he served as Director, Governmental Affairs, of Greenberg Traurig, LLP in Washington, DC, representing key private and public sector clients before federal agencies and Congress. Before Greenberg Traurig, LLP, he served as a senior executive in the United States Federal Government and Congress. In the Clinton Administration, he was Deputy Assistant Secretary of Defense for Inter-American Affairs, leading teams in the formulation and implementation of US security policy. Prior to serving at the Pentagon, he served in the US State Department as Senior Advisor for Resources, Plans and Policy in the Office of the Secretary of State. In Congress, he was national security advisor to the Chairman of the US House of Representatives Democratic Caucus and he served on various legislative staffs.

He has received numerous awards, including awards from Vice President Gore, the Secretaries of State and Defense, and the President of the Republic of Colombia. He is President of the US-Spain Council and also serves on the board of the Child and Family Network Centers (CFNC), a top-50 charity as ranked by the Washington Post.

The Company welcomes the vast experience and knowledge that Mr. Permuy brings to the Company’s Board of Directors.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.